EXHIBIT 99.1

Optimi Health to Present at the ThinkEquity Conference

VANCOUVER, British Columbia, Oct. 07, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (Nasdaq: OPTH) (CSE: OPTI) (FSE: 8BN) (“Optimi” or “the Company”), a commercial-stage pharmaceutical manufacturer and clinical-stage developer of regulated psychedelic drug products, today announced that it will participate in the ThinkEquity Conference taking place on October 15, 2026, at the Mandarin Oriental Hotel in New York City. Management will present a corporate overview at 4:00 p.m. Eastern time and will be available for one-on-one meetings with investors registered for the event.

Investors interested in scheduling a meeting with Optimi management should contact their ThinkEquity representative or register for the conference here.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on developing, manufacturing, and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:
Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:
ir@optimi.net
CORE IR

Forward-Looking Statements

This press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Future results may differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. In this news release, forward-looking statements and forward-looking information relate to, among other things, information regarding: the Company’s participation in the ThinkEquity Conference and availability for one-on-one meetings with investors. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. These risk factors include, among other things, market acceptance of the Company’s products, as well as those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.com and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.com. Forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.